Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

February 17, 2022

David L. Orlic, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:   Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263)

Dear Mr. Orlic:

This letter responds to comments relating to Post-Effective Amendment No. 360 (“PEA No. 360”) to the registration statement on Form N-1A of Exchange Traded Concepts Trust (“Registrant”). PEA No. 360 was filed on October 8, 2021 for the purpose of registering the INQQ The India Internet & Ecommerce ETF (the “Fund”) as a new series. Please note that a minor change has been made to the Fund’s name to remove the reference to the Fund’s ticker symbol; therefore, the Fund’s new name is the India Internet & Ecommerce ETF.

For ease of reference, set forth below are your comments followed by Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 360.

1.	Comment. Please provide the completed fee table/expense example and response to comments at least five business days before the registration statement becomes effective.

Response. Registrant represents that the requested information is being provided at least five business days before the registration statement becomes effective.

2.	Comment. The second paragraph of the principal investment strategies section discusses the minimum market capitalization requirements of eligible Internet Companies. Please confirm whether there is an additional screening process and, if there is, please add appropriate disclosure regarding how index components are included/excluded and provide the staff with a copy of the index methodology. If all companies meeting the current description in the prospectus are included, please make that more clear.

Response. Registrant confirms that there is not an additional screening process and that the disclosure has been clarified as requested.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

February 17, 2022

3.	Comment. The staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize those that are most likely to adversely affect each Fund’s net asset value, yield, and total return (see ADI 2019-08). Please note that after listing the most significant risks to a Fund, the remaining risks may be alphabetized.

Response. Registrant notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. Registrant also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, Registrant respectfully declines to reorder the principal risks at this time.

4.	Comment. With respect to the cash transaction risk factor on page 3, please also disclose that these costs could include brokerage costs. In addition, please disclose that these costs could be imposed on the Fund and, thus, decrease the Fund’s net asset value.

Response. Registrant represents that the requested disclosure has been added.

5.	Comment. With respect to the last sentence of the trading risk factor on page 9, please also note that this adverse effect on liquidity for the Fund’s shares could lead to differences between the market price and the net asset value.

Response. Registrant represents that the requested disclosure has been added.

6.	Comment. With respect to the last three sentences of the first paragraph of the foreign securities risk factor on page 15, please note that this can lead to differences between the market price and the net asset value.

Response. Registrant represents that the requested disclosure has been added.

7.	Comment. With respect to clauses (d) and (f) under “Acceptance of Orders for Creation Units” on page 38 of the Statement of Additional Information, please delete or supplementally explain the legal basis for these two statements. In proposing Rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” The disclosure in question is sufficiently broad to run counter to the Commission’s position.

Response. The Trust represents that the disclosure states that the Trust may reject a creation order with respect to the Fund not that it may suspend creations generally. The Trust is not aware of any prohibitions on the rejection of purchase orders. While the Trust expects the rejection of a purchase order to be rare and does not intend to impair the arbitrage mechanism, the Trust notes that there may be certain circumstances where rejecting a purchase order is appropriate. As a result, the Trust believes the disclosure is appropriate. Please note, however, that the Trust represents that the disclosure has been revised to delete the term “absolute” in the first line as well as clauses (d) and (f) in the list of reasons for possible rejection of a creation order.

*     *     *     *     *

February 17, 2022

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum